[Letterhead of Skadden, Arps, Slate, Meagher & Flom LLP]
January 10, 2018
Angela Mokodean Senior Counsel Division of Investment Management Securities and Exchange Commission 100 F Street, NE Washington, DC 20549
RE:	Guggenheim Strategic Opportunities Fund Registration Statement on Form N-2 (File Nos. 333-221873 and 811-21982)
Dear Ms. Mokodean:
Thank you for your telephonic comment received on December 27, 2017 regarding the registration statement on Form N-2 (the "Registration Statement") filed by Guggenheim Strategic Opportunities Fund (the "Fund"), on December 1, 2017. On behalf of the Fund, we have articulated your comment to the best of our understanding and provided our response below.

Comment 1	Please confirm that the Fund has no present intention to issue preferred shares in the next twelve months.

Response	The Fund confirms that it has no present intention to issue preferred shares in the next twelve months.
Should you have any additional comments or concerns, please do not hesitate to contact me at (312) 407-0641.
Sincerely,

/s/ Kevin T. Hardy
Kevin T. Hardy